[redacted]

14045947

SECUR ION

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 26 2014
WASH, D.C.
191

mr

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68947 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Madison Street Suite 2260
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Rosenkranz 312-239-1650
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Watkins Uiberall, PLLC
(Name – *if individual, state last, first, middle name*)

1661 Aaron Brenner Drive, Suite 300 (Address) Memphis (City) TN (State) 38120 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/20/14

## OATH OR AFFIRMATION

I, Jeff A. Rosenkranz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Metronome Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KENNA M. CAGLE STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY My Commission Expires

Kenna M. Cagle
Notary Public

Jeff A. Rosenkranz
Signature

Managing Partner
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## TABLE OF CONTENTS

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants
Independent Member of BKR International

1661 Aaron Brenner Drive • Suite 300
Memphis, Tennessee 38120
901.761.2720 • Fax: 901.683.1120

210 East Main Street • Suite 2C
Tupelo, Mississippi 38804
662.269.4014 • Fax: 662.269.4016

www.wucpas.com

# INDEPENDENT AUDITOR'S REPORT

To the Members
Metronome Securities, LLC
Chicago, Illinois

## Report on the Financial Statements

We have audited the accompanying financial statements of Metronome Securities, LLC (an Illinois corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income and changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness

of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Metronome Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Other Matter**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Watkins Uiberall, PLLC

Memphis, Tennessee
February 13, 2014

## METRONOME SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION

December 31, 2013

### Assets

| | | |
|---|---|---|
| Current Assets | | |
| Cash and cash equivalents | $ | 202,858 |
| Prepaid expenses | | 1,244 |
| Total assets | $ | 204,102 |

### Members' Equity

| | | |
|---|---|---|
| Members' equity | $ | 204,102 |

The accompanying notes are an integral part of these financial statements.

## METRONOME SECURITIES, LLC

## STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2013

| | |
|---|---|
| Revenue | |
| Success fee | $ 4,336,032 |
| Expenses | |
| Commissions | 910,046 |
| Members' Commissions | 3,100,000 |
| Metronome Partners, LLC expense sharing | 274,203 |
| Indemnity bond expense | 722 |
| Regulatory costs | 13,343 |
| Taxes and licenses | 1,862 |
| Accounting fees | 5,685 |
| Compliance consulting | 3,268 |
| Total expenses | 4,309,129 |
| Net income | 26,903 |
| Members' equity, beginning of year | 177,199 |
| Members' equity, end of year | $ 204,102 |

The accompanying notes are an integral part of these financial statements.

**METRONOME SECURITIES, LLC**

**STATEMENT OF CASH FLOWS**

For the Year Ended December 31, 2013

| | | |
|---|---|---|
| Cash Flows Provided By (Used For) Operating Activities: | | |
| Net income | $ | 26,903 |
| Adjustments to Reconcile Net Income to Net Cash Provided By (Used For) Operating Activities: | | |
| Prepaid expenses | | (522) |
| Net cash provided by operating activities | | 26,381 |
| Cash and cash equivalents at beginning of the year | | 176,477 |
| Cash and cash equivalents at end of year | $ | 202,858 |

The accompanying notes are an integral part of these financial statements.

## METRONOME SECURITIES, LLC

## NOTES TO FINANCIAL STATEMENTS

December 31, 2013

---

### NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Metronome Securities, LLC (an Illinois limited liability company, the "Company") began operations on July 13, 2011, and is a registered securities broker and dealer operating in the United States of America. The Company was organized to sell securities and shall have a perpetual existence, unless terminated as provided in the *Operating Agreement*. The Company has a single class of members.

Method of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues are recorded when earned, which varies according to the terms of each client contract.

Concentrations and Credit Risks

The Company's credit risks relate to cash and cash equivalents. The Company maintains cash balances at a bank. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to an aggregate of $250,000.

Four customers accounted for 100% of the Company's revenues for the year ended December 31, 2013.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with initial maturities of three months or less to be cash equivalents.

Income Taxes

No provision has been made for income taxes, as the results of operations are includible in the tax returns of the members. The Company files partnership returns in the U.S. Federal and State of Illinois jurisdictions. The federal and state returns for tax years 2011 and beyond remain subject to examination by the taxing authorities.

Date of Management's Review

The Company evaluated its December 31, 2013 financial statements for subsequent events through February 13, 2014, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

## NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with a company in which the Members have an ownership interest. Total related party expense for the year ended December 31, 2013 was $274,203.

## NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3–1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $202,858, which was $197,858 in excess of its required net capital of $5,000 and its percentage of aggregate indebtedness to net capital was 0%.

## SUPPLEMENTARY INFORMATION

**METRONOME SECURITIES, LLC**

**SCHEDULE I – COMPUTATIONS OF NET CAPITAL UNDER RULES 15c3-1**

December 31, 2013

| | | |
|---|---|---|
| Total members' equity | $ | 204,102 |
| Deductions | | |
| Non-allowable assets (Exhibit 1) | | (1,244) |
| Net capital | | 202,858 |
| Less: minimum dollars net capital requirement | | (5,000) |
| Excess Net Capital | $ | 197,858 |
| Total Aggregate Indebtedness | $ | - |
| Percentage of Aggregate Indebtedness to Net Capital | | 0% |
| Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | 0% |
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2013) | | |
| Excess net capital, as reported in Company's Part II (unaudited) FOCUS report | $ | 197,858 |
| Net audit adjustments | | - |
| Net capital per above | $ | 197,858 |

## METRONOME SECURITIES, LLC

## SCHEDULE I – EXHIBIT I – SCHEDULE OF NON-ALLOWABLE ASSETS

December 31, 2013

| | | |
|---|---|---|
| Prepaid expenses | $ | 1,244 |

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants
Independent Member of BKR International

1661 Aaron Brenner Drive • Suite 300
Memphis, Tennessee 38120
901.761.2720 • Fax: 901.683.1120

210 East Main Street • Suite 2C
Tupelo, Mississippi 38804
662.269.4014 • Fax: 662.269.4016

www.wucpas.com

## INDEPENDENT ACCOUNTANT'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a–5

To the Members
Metronome Securities, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of Metronome Securities, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a–5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we have considered relevant to the objectives stated in Rule 17a–5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the

preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted. Rule 17a–5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a–5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Watkins Uiberall, PLLC

Memphis, Tennessee
February 13, 2014

**METRONOME SECURITIES, LLC**

**FINANCIAL STATEMENTS**

For the Year Ended December 31, 2013

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

**METRONOME SECURITIES, LLC**

**FINANCIAL STATEMENTS**

For the Year Ended December 31, 2013

# METRONOME SECURITIES, LLC

## AGREED-UPON PROCEDURES REPORT

For the Year Ended December 31, 2013

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

# METRONOME SECURITIES, LLC

## AGREED-UPON PROCEDURES REPORT

For the Year Ended December 31, 2013

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants
Independent Member of BKR International

1661 Aaron Brenner Drive • Suite 300
Memphis, Tennessee 38120
901.761.2720 • Fax: 901.683.1120

210 East Main Street • Suite 2C
Tupelo, Mississippi 38804
662.269.4014 • Fax: 662.269.4016

www.wucpas.com

## INDEPENDENT AUDITOR'S REPORT
## ON APPLYING AGREED-UPON PROCEDURES

To the Members
Metronome Securities, LLC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Metronome Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and other specified parties in evaluating Metronome Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Metronome Securities, LLC's management is responsible for the Metronome Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with the respective cash disbursement records entries including check registers and bank statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Watkins Uiberall, PLLC

Memphis, Tennessee
February 13, 2014

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 12/31/2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068947 FINRA DEC
METRONOME SECURITIES LLC 9*9
200 W MADISON ST STE 2260
CHICAGO IL 60606-3442

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jeff Rosenkranz
312 239-1650

2. A. General Assessment (item 2e from page 2) $ 10,840.08

B. Less payment made with SIPC-6 filed (exclude interest) ( 0 )

N/A
Date Paid

C. Less prior overpayment applied ( 0 )

D. Assessment balance due or (overpayment) 10,840.08

E. Interest computed on late payment (see instruction E) for ______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 10,840.08

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 10,840.08

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Metronome Securities LLC
(Name of Corporation, Partnership or other organization)

Jeff A. [signature]
(Authorized Signature)

Managing Partner
(Title)

Dated the 17 day of January, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12 Part IIA Line 9, Code 4030) | $ 4,336,032 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | 0 |
| (2) Net loss from principal transactions in securities in trading accounts. | 0 |
| (3) Net loss from principal transactions in commodities in trading accounts. | 0 |
| (4) Interest and dividend expense deducted in determining item 2a. | 0 |
| (5) Net loss from management of or participation in the underwriting or distribution of securities | 0 |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | 0 |
| (7) Net loss from securities in investment accounts. | 0 |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 0 |
| (2) Revenues from commodity transactions. | 0 |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 0 |
| (4) Reimbursements for postage in connection with proxy solicitation. | 0 |
| (5) Net gain from securities in investment accounts. | 0 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | 0 |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | 0 |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | 0 |
| (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22 PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0 | |
| Enter the greater of line (i) or (ii) | 0 |
| Total deductions | 0 |
| 2d. SIPC Net Operating Revenues | $ 4,336,032 |
| 2e. General Assessment @ .0025 | $ 10,840.08 (to page 1, line 2.A.) |